UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): November 10, 2022 (August 22, 2022)

Cityfunds I, LLC
(Exact name of issuer as specified in its charter)

Delaware	84-1730527
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1315 Manufacturing Street, Dallas, TX 75204
(Full mailing address of principal executive offices)

972-445-7320
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

●	Series #Austin membership interests
●	Series #Dallas membership interests
●	Series #Miami membership interests
●	Series #Tampa membership interests

ITEM 9.	OTHER EVENTS

Entry into New Broker-Dealer Relationship

Effective August 22, 2022, CityFunds I, LLC (the “Company,” “we,” “us,” and “our”), entered into a non-exclusive engagement agreement (the “Engagement Agreement”) with OpenDeal Broker LLC (“OpenDeal”), a New York limited liability company and private placement broker-dealer registered with the Securities and Exchange Commission (the “SEC”) and a member of the Financial Industry Regulatory Authority, pursuant to which OpenDeal will host the Regulation A offerings of the membership interests of certain of our series on a private placements platform owned by one of its affiliates on the website located at https://Republic.co. (the “Republic Platform”) and perform related broker-dealer services.

Under the Engagement Agreement, we currently intend to offer membership interests on the Republic Platform in our following series:

●	Series #Austin
●	Series #Dallas
●	Series #Miami
●	Series #Tampa

We are offering our series membership interests under Regulation A of Section 3(b) of the Securities Act of 1933, as amended, for Tier 2 offerings (the “Regulation A Offering”), pursuant to our Offering Circular, as amended or supplemented from time to time, on file with the SEC (File No. 024-11754). This addition of OpenDeal as a broker-dealer for the Company’s Regulation A Offering will not result in a fundamental change to the nature of our business or plan of operations.

In accordance with the terms of, and as specified in, the Engagement Agreement, OpenDeal will provide certain broker-dealer services to us in connection with our Regulation A Offering on the Republic Platform. Unless and only to the extent specifically described in any separate agreement between OpenDeal and us, OpenDeal will act solely in a passive, non-discretionary capacity with respect to our four series to be offered on the Republic Platform and will not be responsible or liable for any investment decisions or recommendations with respect to the purchase or disposition of any of our series interests by any investors in any of these series. OpenDeal will receive a 4% cash commission based on the dollar amount received from investors in the series offerings and a non-cash commission equal to 1% of the total number of series membership interests issued to investors in our series offerings on the Republic Platform as well as certain other fees. Through an agreement between OpenDeal and Dalmore Group, LLC. (“Dalmore”), our broker-dealer of record, Dalmore will receive from OpenDeal 25% of the 4% cash commission to be paid to OpenDeal, which amount will constitute 1% of the total gross proceeds of the offerings on the Republic Platform. The foregoing compensation does not include the escrow fee, transaction fees, AML review or cash management fee to be negotiated directly with third parties. The Engagement Agreement contains customary representations and warranties by us and indemnification obligations of the parties. Either party may terminate the Engagement Agreement at any time by written notice to the other party. The above summary of the terms of the Engagement Agreement does not purport to be complete and is qualified in its entirety by reference to the Engagement Agreement, a copy of which is attached as an exhibit to this Current Report on Form 1-U and incorporated by reference herein.

In connection with the Engagement Agreement, each of our four series that will be offering its membership interests on the Republic Platform has entered into an escrow agreement with Open Deal and BankProv, a bank as defined in the Exchange Act of 1934, as amended, as escrow agent. A copy of the form of BankProv escrow agreement is attached as an exhibit to this report and is incorporated by reference herein. Also attached is the form of escrow agreement with North Capital Private Securities Corporation.

EXHIBITS

Exhibit No.	Description

1.1	Engagement Agreement dated as of August 22, 2022 by and between Cityfunds I, LLC and OpenDeal Broker LLC
8.1	Form of Escrow Agreement by and among BankProv, OpenDeal Broker LLC and Cityfunds I, LLC (Series #________)
8.2	Form of Escrow Agreement by and among North Capital Private Securities Corporation, Dalmore Group, LLC and Cityfunds I, LLC (Series #________)

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on November 10, 2022.

CITYFUNDS I, LLC

By:	Cityfunds Manager, LLC, its manager

By:	Nada Asset Management LLC, its managing member

By:	/s/ John Green
Name:	John Green
Title:	Manager

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